UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. ___)1


                        CAPITOL TRANSAMERICA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    140640103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 9, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]               Rule 13d-1(b)

         [X]               Rule 13d-1(c)

         [ ]               Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                               Page 1 of 13 Pages

--------------------------
CUSIP No. 140640103
--------------------------


========== =====================================================================
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Fait Enterprises, LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)
                                                                     (a)     [ ]
                                                                     (b)     [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Wisconsin
--------------------------- --------- ------------------------------------------
                               5      SOLE VOTING POWER
        NUMBER OF
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              6      SHARED VOTING POWER
           EACH
        REPORTING                     1,405,210
          PERSON            --------- ------------------------------------------
           WITH                7      SOLE DISPOSITIVE POWER

                                      0
                            --------- ------------------------------------------
                               8      SHARED DISPOSITIVE POWER

                                      1,405,210
----------- --------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,405,210
----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                      [ ]

----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            12.8%
----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00 (limited liability company)
================================================================================

                               Page 2 of 13 Pages

--------------------------
CUSIP No. 140640103
--------------------------


========== =====================================================================
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           George A. Fait
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)
                                                                     (a)     [ ]
                                                                     (b)     [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
                               5      SOLE VOTING POWER
        NUMBER OF
          SHARES                      797,369
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              6      SHARED VOTING POWER
           EACH
        REPORTING                     28,578
          PERSON            --------- ------------------------------------------
           WITH                7      SOLE DISPOSITIVE POWER

                                      447,745
                            --------- ------------------------------------------
                               8      SHARED DISPOSITIVE POWER

                                      1,405,210
----------- --------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,881,533
----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                      [ ]

----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            17.2%
----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
================================================================================

                               Page 3 of 13 Pages

--------------------------
CUSIP No. 140640103
--------------------------


========== =====================================================================
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Joel G. Fait
---------- ---------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)
                                                                     (a)     [ ]
                                                                     (b)     [X]
---------- ---------------------------------------------------------------------
 3         SEC USE ONLY

---------- ---------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
                               5      SOLE VOTING POWER
        NUMBER OF
          SHARES                      1,200,636
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              6      SHARED VOTING POWER
           EACH
        REPORTING                     5,078
          PERSON            --------- ------------------------------------------
           WITH                7      SOLE DISPOSITIVE POWER

                                      187,923
                            --------- ------------------------------------------
                               8      SHARED DISPOSITIVE POWER

                                      1,407,210
----------- --------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,598,211
----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS)                              [ ]

----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            14.6%
----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
================================================================================

                               Page 4 of 13 Pages

--------------------------
CUSIP No. 140640103
--------------------------


========== =====================================================================
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Leslie F. Farmer
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)                                      (a)     [ ]
                                                                     (b)     [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
                               5      SOLE VOTING POWER
        NUMBER OF
          SHARES                      159,204
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              6      SHARED VOTING POWER
           EACH
        REPORTING                     0
          PERSON            --------- ------------------------------------------
           WITH                7      SOLE DISPOSITIVE POWER

                                      116,331
                            --------- ------------------------------------------
                               8      SHARED DISPOSITIVE POWER

                                      1,405,210
----------- --------------------------------------------------------------------
  9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,521,541
----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS)                              [ ]
----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            13.9%
----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
================================================================================

                               Page 5 of 13 Pages

--------------------------
CUSIP No. 140640103
--------------------------


   Item 1(a).  Name of Issuer:

               Capitol Transamerica Corporation (the "Company")

   Item 1(b).  Address of Issuer's Principal Executive Offices:

               4610 University Avenue
               Madison, WI  53705-0900

   Item 2(a).  Name of Person Filing:

               This statement is filed on behalf of Fait Enterprises, LLC, a Wisconsin limited liability company, George A. Fait, Joel G.
               Fait and Leslie F. Farmer (collectively, the "Reporting Persons"). George A. Fait, Joel G. Fait and Leslie F. Farmer are the three (3) Managers comprising the Board of Managers of Fait Enterprises, LLC, and are also members of Fait Enterprises, LLC.

   Item 2(b).  Address of Principal Business Office or, if none, Residence:

               Fait Enterprises, LLC
               George A. Fait
               Joel G. Fait
               Leslie F. Farmer
               c/o Capitol Transamerica Corporation
               4610 University Avenue
               Madison, WI  53705-0900

   Item 2(c).  Citizenship:

               Each of George A. Fait, Joel G. Fait and Leslie F. Farmer is a United States citizen. Fait Enterprises, LLC was formed under the laws of the state of Wisconsin.

   Item 2(d).  Title of Class of Securities:

               Common Stock

   Item 2(e).  CUSIP Number:

               140640103


                               Page 6 of 13 Pages

--------------------------
CUSIP No. 140640103
--------------------------


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               Not applicable







                               Page 7 of 13 Pages

--------------------------
CUSIP No. 140640103
--------------------------


   Item 4.     Ownership

               (a)-(c) Information as of November 9, 2001 concerning the aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person is set forth below, and is based upon the number of shares of Common Stock outstanding on September 30, 2001, as reported on the Company's Form 10-Q for the period ended September 30, 2001.

               The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of, or any pecuniary interest in, any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership or pecuniary interest is expressly reported herein.

                                                                                                                      Percentage of
                                                                  Sole           Shared            Aggregate           Outstanding
                           Sole Voting      Shared Voting      Dispositive     Dispositive         Beneficial           Shares of
  Reporting Person            Power             Power             Power           Power            Ownership           Common Stock
---------------------     --------------    ---------------    -----------    -------------     ---------------     ----------------

Fait Enterprises,
LLC                                   0        1,405,210(1)(2)         0        1,405,210           1,405,210               12.8%

George A. Fait                  797,369           28,578         447,745        1,405,210(3)        1,881,533(3)            17.2%

Joel G. Fait                  1,200,636            5,078         187,923        1,407,210(3)        1,598,211(3)            14.6%

Leslie F. Farmer                159,204                0          16,331        1,405,210(3)        1,521,210(3)            13.9%

---------------

(1) Includes 349,624 shares directly held by Fait Enterprises, LLC with respect to which George A.
Fait, as Class C Manager, has sole power to direct the vote on behalf of Fait Enterprises, LLC;
1,012,713 shares directly held by Fait Enterprises, LLC with respect to which Joel G. Fait, as Class
A Manager, has sole power to direct the vote on behalf of Fait Enterprises, LLC; and 42,873 shares directly held by Fait Enterprises, LLC with respect to which Leslie F. Farmer, as Class D Manager, has sole power to direct the vote on behalf of Fait Enterprises, LLC.

(2) The 1,012,713 shares directly held by Fait Enterprises, LLC, with respect to which Joel G. Fait has sole power to direct the vote on behalf of Fait Enterprises, LLC, are subject to the terms of voting agreements, dated as of July 20, 2001 (the "Voting Agreements"), with Alleghany Corporation
("Alleghany") pursuant to which certain holders of the Company's shares have each agreed to vote on behalf of themselves and their successors all such shares in favor of that certain Agreement and
Plan of Merger, dated as of July 20, 2001, by and between Alleghany, ABC Acquisition Corp. ("ABC
Acquisition") and the Company, pursuant to which ABC Acquisition, a wholly-owned subsidiary of
Alleghany, will be merged with and into the Company with the Company as the surviving corporation. A form of Voting Agreement is attached as an exhibit to the Company's Form 8-K filed with the
Securities and Exchange Commission on November 14, 2001.

(3) George A. Fait, Joel G. Fait and Leslie F. Farmer, in their capacities as members of the Board of Managers (the "Managers") of Fait Enterprises, LLC, may be deemed to have shared power to dispose of the 1,405,210 shares of Common Stock now held by Fait Enterprises, LLC. However, each manager disclaims beneficial ownership of, or pecuniary interest in, such shares of Common Stock, other than the shares that each Manager is entitled to vote as described in more detail in footnote (1)
immediately above.

                               Page 8 of 13 Pages

--------------------------
CUSIP No. 140640103
--------------------------


   Item 5.     Ownership of Five Percent or Less of a Class.

               Not applicable

   Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable

   Item 8.     Identification and Classification of Members of the Group.

               Not applicable

   Item 9.     Notice of Dissolution of Group.

               Not applicable

   Item 10.    Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

   Exhibits

   Exhibit 1   Agreement to file Schedule 13G jointly.

                               Page 9 of 13 Pages

--------------------------
CUSIP No. 140640103
--------------------------

                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



December 12, 2001


                                            FAIT ENTERPRISES, LLC


                                            /s/ George A. Fait
                                            ----------------------------------
                                            Name:  George A. Fait
                                            Title:    Manager


                               Page 10 of 13 Pages

--------------------------
CUSIP No. 140640103
--------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 12, 2001




                                            /s/ George A. Fait
                                            ----------------------------------
                                            George A. Fait




                               Page 11 of 13 Pages

--------------------------
CUSIP No. 140640103
--------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 12, 2001




                                            /s/ Joel G. Fait
                                            ----------------------------------
                                            Joel G. Fait


                               Page 12 of 13 Pages

--------------------------
CUSIP No. 140640103
--------------------------

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 12, 2001




                                            /s/ Leslie F. Farmer
                                            ----------------------------------
                                            Leslie F. Farmer



                               Page 13 of 13 Pages